May 2, 2005


Mail Stop 03-06


James B. Buda
Vice President, General Counsel and Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-7310

Re:	Caterpillar Inc.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed April 28, 2005
		File No. 333-121003

Dear Mr. Buda:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Tax Consequences - Page 27
1. We note your response to comment 3, including your statement that you have identified throughout this section the specific tax consequences that represent the opinion of counsel. Particularly given the length and complexity of your tax consequences discussion, please revise the introductory paragraph of this section to include a brief bullet-point list of the specific tax consequences upon which counsel has opined. Please also revise that paragraph to briefly identify the consequences upon which counsel is unable to opine.



Tax Treatment of the Exchange - Page 28
2. Please revise your disclosure in this section and on pages 4-5 of the summary section to state more clearly the tax consequences upon which counsel has opined and to state with greater precision any factual assumptions upon which those opinions are dependent. For example, we note that several of counsel`s statements of opinion are qualified by language such as "it is impossible to know with certainty," "unless there is a change in interest rates," "unless there is a substantial change in interest rates," "based on current facts," and "in such event." Providing a short-form tax opinion does not modify counsel`s obligation to clearly and unambiguously state the matters upon which counsel is opining and any factual assumptions upon which those opinions are based; the primary difference between a short-form opinion and a long-form opinion is that the corpus of the opinion that would otherwise be included in a long-form opinion is instead included, with substantially the same clarity and precision, in the prospectus. Thus, just as such qualifying language would not be appropriate in a long-form opinion, that qualifying language is not appropriate in the prospectus when counsel is providing a short-form opinion. For example, if an opinion with respect to a particular material tax consequence is dependent upon future interest rates, the disclosure in the opinion should state the range of future interest rates for which counsel is able to give the stated opinion and also include counsel`s opinion, if any, if future interest rates are ultimately outside of that range.


Exhibit 8
3. The last paragraph of the opinion implies that shareholders are not entitled to rely on the opinion. Please remove the disclaimer.



* * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


Please contact Mary Beth Breslin at (202) 942-2914 or me at (202)
942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Sean McKessy, Esq.



Caterpillar Inc.
May 2, 2005
Page 1